August 6, 2013

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Luna Bloom Stephen Krikorian Amanda Kim

Re:

Cvent, Inc.

Registration Statement on Form S-1 (File No. 333-189837);

Registration Statement on Form 8-A (File No. 001-36043)

Acceleration Request

          Requested Date:       August 8, 2013

          Requested Time:       4:30 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Cvent, Inc. (the “Company”) hereby respectfully requests that the above-referenced registration statement on Form S-1 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company also requests that the above-referenced registration statement on Form 8-A be declared effective concurrently with the Registration Statement.

The Company hereby authorizes each of Mark R. Fitzgerald, Michael C. Labriola and Mark Bass of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, to make such request on our behalf.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission

August 6, 2013

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert comments that it has received from the Staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Michael C. Labriola or Mark R. Fitzgerald, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (202) 973-8800.

Under separate cover, Morgan Stanley & Co LLC and Goldman, Sachs & Co., as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representative will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

***

Securities and Exchange Commission

August 6, 2013

Please direct any questions or comments regarding this acceleration request to Michael C. Labriola or Mark R. Fitzgerald at (202) 973-8800.

Very truly yours,

CVENT, INC.

/s/ Lawrence Samuelson
Lawrence Samuelson
General Counsel and Corporate Secretary

cc:	Mark R. Fitzgerald, Esq.
Michael C. Labriola, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard D. Truesdell, Jr., Esq.

Davis Polk & Wardwell LLP